Exhibit 99.2

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Receives Intel’s Preferred Quality Supplier Award

VELDHOVEN, the Netherlands, April 9, 2013 – ASML has been recognized as one of 17 companies receiving Intel Corporation’s Preferred Quality Supplier (PQS) award for their performance in 2012. ASML is recognized for their significant contributions providing Intel with semiconductor lithography equipment, deemed essential to Intel’s success.

“We are very pleased to have once again been selected by Intel as a Preferred Quality Supplier, and to be honored with the PQS award for 2012,” said Frits van Hout, executive vice president and chief marketing officer, ASML. “We value our relationship with Intel, which is defined by shared objectives and collaboration. Through their participation in our Co-Investment for Innovation Program, Intel has shown confidence in ASML to develop lithography tools for the next several generations. While we execute on this forward-looking initiative, we must also continue to provide the technology solutions and factory support that Intel requires for today’s products.”

“ASML has continued to enable Moore’s Law by providing advanced lithography scanners to meet our technology roadmap needs. I’d like to extend a sincere thank you to ASML for these efforts and look forward to the continued commitment to further strengthening our relationship,” said Janice Golda, Director, Patterning Capital Equipment Development.

The PQS award is part of Intel’s Supplier Continuous Quality Improvement (SCQI) program that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, technology, environmental, social and governance goals. Suppliers must also achieve 80 percent or greater on a challenging improvement plan and demonstrate solid quality and business systems. Additional information about the SCQI program is available at http://intel.com/go/quality.

A celebration to honor PQS award winners was held in San Jose. In addition, there was an announcement on Intel’s website at http://intel.com.

About ASML

ASML is a world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex equipment that is critical to the production of integrated circuits.